December 1, 2004

Via Facsimile at (813) 273-5145 and U.S. Mail

Frank N. Fleischer
GrayRobinson, P.A.
201 N. Franklin Street, Suite 2200
Tampa, Florida 33602

Re:	Tech Data Corporation
	Schedule TO-I filed November 16, 2004
      File No. 5-37498

      Form S-4 filed November 16, 2004
      File No. 333-120552

Dear Mr. Fleischer:

	We have the following comments on your filing. We may have additional accounting comments.

Schedule TO-I

1. We are unable to locate the disclosure required by Item 1003(c) of Regulation M-A. Please advise

Registration Statement

General

2. Supplementally explain to us when, and in what type of transaction, the original notes were first issued.

Cover Page

3. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

Cover Page

4. The preliminary prospectus disseminated to security holders in an early commencement exchange offer must be complete and contain all required information. Accordingly, please revise the red herring legend to accurately reflect that the information is complete.
Please see question I.E.2 of the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

5. Include a brief description of your reasons for undertaking the exchange offer.

Summary, page 3

6. Revise your disclosures to describe, in plain English, the following:

* Describe the contingent conversion provisions of the Existing
Debentures so that it`s clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

* Clarify that the exchange will result in the Company reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

Summary of Certain Differences between the Existing Debentures and the New Debentures, page 7

7. Revise the summary of material differences of the debentures to summarize the material risks of the new debentures where those risks differ from the risks of the outstanding debentures. In this regard, we note that your disclosures beginning on page 10 appear to describe risks associated with the new debentures only without contrasting them to risks currently existing under the outstanding debentures.

8. In addition, describe the effect on the Company`s liquidity and capital resources from the cash settlement provisions of the new debentures, and discuss the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the new debentures.

Forward Looking Statements, page 13

9. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is Available on our website at www.sec.gov.

10. Delete the statement that you have no obligation to update forward-looking information. In that alternative, explain how this position is consonant with your disclosure obligations. See
Rule 13e-4(e)(3).

Selected Consolidated Financial Data, page 16

11. Revise to include earnings per share data for each period presented.

Purpose of the Exchange Offer, page 18

12. Expand your disclosure to discuss the reasons underlying your offer in greater detail, including a discussion of EITF 04-08.

Conditions for Completion of the Exchange Offer, page 22

13. We note that you terminate the offer in the event a conditions is triggered "regardless of the circumstances giving rise to the failure of the conditions. Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please confirm your understanding of our position.

14. Given the current situation in Iraq and the recent escalation of hostilities there, we are concerned that your offer condition relating to "war or armed hostilities" is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the security holders may objectively verify when it has been triggered. For example, is this condition effective if any such event has a material adverse effect on the company?

15. Please revise your disclosure on the top of page 23 to clarify that in the event you waive a condition, you will waive it for all
stockholders.   Make a corresponding clarification in Instruction
8 of your Letter of Transmittal.

Accounting Treatment, page 23

16. Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction

Dealer Manager, page 23

17. You state that Banc of America Securities will be paid
"customary fees" Revise your disclosure to quantify the compensation as required by Item 1009 of Regulation M-A for each entity named in this section.

Certain United States Federal Income Tax Considerations, page 45

18. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax consequences

19. We note that the tax consequences of the transaction are uncertain and may be material to an investment decision. Please obtain an opinion of counsel and revise the disclosure to clarify that it reflects the opinion of counsel. We may have further
comments.  See Item 601(b)(8) of Regulation S-K.   When rendering
its opinion, counsel`s opinion should be clear as to the degree of uncertainty associated with the exchange offer. In order to expedite the review process, we recommend that you contact the staff for assistance if necessary.

Where you can find more information

20. You state that you incorporate by reference all future filings until the date of expiration. Please advise us of your authority for such "forward" incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule
TO. Please revise as appropriate.

Exhibits

21. Please file your legality opinion as soon as practicable. Be advised that we will need adequate time to review your legality opinion prior to declaring your registration statement effective.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions